ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

DIRECT FAX: 212-798-6380

ehellige@pryorcashman.com

July 15, 2016

Via Edgar

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom
Assistant Director

	Re:	InterCloud Systems, Inc.
Preliminary Proxy Statement on
Schedule 14A Filed July 7, 2016
File No. 001-36100

Dear Ms. Ransom:

On behalf of InterCloud Systems, Inc., a Delaware corporation (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated July 15, 2016 (the “Comment Letter”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) filed by the Company on July 7, 2016. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing Amendment No. 1 to the Schedule 14A (“Amendment No. 1”) reflecting, as appropriate, the responses to the Staff’s comments contained herein.  References to page numbers below (other than those in the Staff’s comments in italics) are to the appropriate pages of Amendment No. 1.  Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in Amendment No. 1.

Securities and Exchange Commission

July 15, 2016

General

1.	In the Form 8-K filed May 4, 2016, as amended by Form 8-K/A filed May 16, 2016, you disclose your dismissal of Grant Thornton as your principal independent accountants. Item 9(d) of Schedule 14A requires, even when similar disclosure has already occurred, that you disclose the information required by Item 304(a) of Regulation S-K. Please amend your Schedule 14A to include this information.

Response:

The Company has complied with the Staff’s request by adding the requested additional disclosure under the caption “Proposal No. 3 – Ratification of Appointment of Independent Registered Public Accounting Firm” on page 19 of Amendment No. 1.

* * *

The Company acknowledges (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) it may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As it is the goal of the Company to have the Schedule 14A cleared by the Commission as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 1 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact me at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:         Mr. Tim Larkin